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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For the month of:  January, 2004

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                        7220 Frederick-Banting, Suite 100
                              Saint-Laurent, Quebec
                                     H4S 2A1

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                        Yes [  ]          No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                        Yes [  ]          No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                        Yes [  ]          No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                NEUROCHEM INC.

January 16, 2004
                             By:               /s/ David Skinner
                                  ----------------------------------------------
                                                  David Skinner
                                             Director, Legal Affairs,
                                     General Counsel and Corporate  Secretary

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[LOGO OF NEUROCHEM]

                                       NEUROCHEM INC.
                                       7220 Frederick-Banting, Suite 100
                                       Saint-Laurent, Quebec H4S 2A1 Canada


Appointments of Vice Presidents of Business Development and Human Resources


                        NEUROCHEM EXPANDS MANAGEMENT TEAM

MONTREAL, CANADA, JANUARY 16, 2004 - Neurochem Inc. (NASDAQ: NRMX, TSX: NRM) announced today the appointment of two new vice presidents to further support its professional management team as the Company approaches commercialization of its innovative product candidates. Ms. Christine Lennon, becomes Vice President, Business Development, at Neurochem, and Ms. Judith Paquin assumes the position of Vice President, Human Resources.

"Companies are made up of individuals and at Neurochem it is the quality of our personnel and management team that is a key determinant in our success," said Dr. Francesco Bellini, Chairman and CEO of Neurochem. "I am therefore very pleased that Neurochem has been able to attract people of the professional calibre and extensive experience of Ms. Lennon and Ms. Paquin. Their skills will be invaluable as we move forward. Neurochem is entering a period of intense growth with highly qualified management, a promising pipeline and solid financing," he concluded.

Christine Lennon brings more than fifteen years experience in the pharmaceutical sector to Neurochem. Before joining the Company, Ms. Lennon held the position of Venture Advisor for the Biotechnology and Life Sciences investment sector of CDP Capital - Technology Ventures, part of Canada's largest pension fund. Immediately prior to that she spent seven years as part of the senior management team within BioChem Pharma Inc. (now part of Shire Pharmaceuticals), Canada's then leading biopharmaceutical company, where she began as Director, Investor Relations, in May 1994. In 1996, she was promoted to Vice President, Corporate Communications and Investor Relations, and was promoted again in 1999 to Vice President, Global Commercial Development - Oncology. Ms. Lennon began her career at Sandoz Canada Inc. (now Novartis), where she held many positions of increasing responsibility in sales and marketing. Ms. Lennon holds a Masters of Business Administration and a Bachelor's Degree in Science (Honors) , both from McGill University.


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                                       -2-

Judith Paquin's experience in human resources management extends over a fifteen-year period and was gained within the high tech and telecommunications industry as well as in the research-based pharmaceutical sector. Ms. Paquin has held varied positions of increasing responsibility in human resources, communications and labour relations for different companies such as Bell Canada, Nortel Networks and Beltron Information Technology. Prior to joining Neurochem, she worked for the Canadian subsidiary of Schering-Plough Pharmaceuticals (Schering Canada Inc.) where she accepted a position of Human Resources Manager in 1995. Then in 1997, she was promoted to the position of Vice President, Human Resources. Ms. Paquin holds a Bachelor's Degree in Business Administration from l'Ecole des Hautes Etudes Commerciales (HEC), and is an accredited member of l'Ordre des Professionels en Ressources humaines du Quebec.

ABOUT NEUROCHEM
---------------

Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's staged pipeline of proprietary, disease-modifying, oral products addresses critical unmet medical needs. Fibrillex(TM), designated an orphan drug, is in a Phase II/III clinical trial for AA amyloidosis. Alzhemed(TM) has completed a Phase II clinical trial. Cerebril(TM) is in a Phase II trial for the prevention of hemorrhagic stroke caused by cerebral amyloid angiopathy. For additional information on Neurochem, please visit our website at: (www.neurochem.com)

All of the statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, are forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown. Some examples of known risks are: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation or otherwise. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Lise Hebert, Ph.D.
Vice President, Corporate Communications lhebert@neurochem.com
Tel: (514) 337-4646
Fax: (514) 337-5339